AMENDMENTS TO
                        PHARMHOUSE CORP.
                   (formerly S.E. Nichols Inc.)

                  1992 EQUITY COMPENSATION PLAN FOR
                       NON-EMPLOYEE DIRECTORS

                           JULY 14, 1995





A.  Background

     On April 22, 1992, Pharmhouse Corp. (formerly known as S.E. Nichols Inc.) (the "Company") adopted its 1992 Equity Compensation Plan for Non-Employee Directors (the "Plan") providing for annual grants of restricted stock awards to Directors of the Company who are not officers or employees (as defined in the Plan) of the Company. The Plan authorizes the grant of an aggregate of 11,494 Shares to non-employee Directors of the Company. Pursuant to the Plan, each such Director is entitled to receive an Annual Grant of 460 Shares upon being elected as a member of the Board at a Shareholders Meeting, through the 1996 Shareholders Meeting. All references herein to numbers of Shares reflect the one for 4.35 reverse split of the Company's Shares effected by the Company in April 1993.

     The amendments to the Plan set forth herein (the "Amendments") were adopted by the Board on July 14, 1995, subject to approval by the Company's shareholders.

     Capitalized terms used herein which are defined in the Plan shall have the respective meanings ascribed thereto in the Plan.

B.  Amendments to the Plan

     Pursuant to Section 10 of the Plan, the Plan is hereby amended as follows:

     1. All references in the Plan to "S.E. Nichols Inc." shall refer to "Pharmhouse Corp." The term "Company", as used in the Plan, shall mean Pharmhouse Corp., a New York corporation formerly known as S.E. Nichols Inc.

     2. The first sentence of Section 4.1 of the Plan is hereby deleted in its entirety and the following sentence shall be inserted in its place:

     "Fifty thousand (50,000) Shares are authorized for issuance under the Plan in accordance with the provisions of the Plan and subject to such restrictions or other provisions as the Committee may from time to time deem necessary."

     3. The first sentence of Section 6.1 of the Plan is hereby deleted in its entirety and the following sentence shall be inserted in its place:

     "In consideration for such person's services as a member of the Board during each Annual Term of Service as a member of the Board, each Director shall be entitled to receive a Share Award of 2,500 Shares upon being elected as a member of the Board at the relevant Shareholders Meeting (an "Annual Grant"), commencing with the 1995 Shareholders Meeting."

     4. Section 12 of the Plan shall be deleted in its entirety and the following new Section 12 shall be inserted in its place:

"Section 12

Duration of the Plan

     The Plan shall terminate immediately prior to the election of Directors at the Company's 1998 Shareholders Meeting or at such earlier time as may be determined by the Board, and no Share Award shall be granted under the Plan after the date of its termination."

C.  Effective Date

     The Amendments were adopted by the Board on and as of July 14, 1995 and will become effective as of such date if approved by the Company's shareholders at the 1995 Shareholders Meeting. In the event the Company's shareholders do not approve the Amendments at the 1995 Shareholders Meeting, the Amendments, other than the Amendments set forth in paragraph 1 above, shall automatically terminate without further action by the Company or the Board.